No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 1, 2011, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2011.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August 1, 2011, resolved forecasts for consolidated financial results for the first half of the fiscal year ending March 31, 2012, which the Company was unable to announce on the occasion of the announcement on April 28, 2011 of consolidated financial results of the fiscal year ended March 31, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: September 7, 2011

August 1, 2011

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2011

Tokyo, August 1, 2011 – Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2011.

First Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first quarter ended June 30, 2011 totaled JPY 31.7 billion (USD 394 million), a decrease of 88.3% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 17.64 (USD 0.22), a decrease of JPY 132.63 from JPY 150.27 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 1,714.5 billion (USD 21,239 million), a decrease of 27.4% from the same period last year, due primarily to decreased revenue in the automobile business mainly caused by the impact of the Great East Japan Earthquake occurred on March 11, 2011 (the “Earthquake”) and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Honda estimates that if calculated at the same exchange rate as the corresponding period last year, revenue for the quarter would have decreased by approximately 22.7%.

Consolidated operating income for the quarter amounted to JPY 22.5 billion (USD 280 million), a decrease of 90.4% from the same period last year, due primarily to decreased sales volume and model mix, increase in fixed cost per unit as production output has reduced and the unfavorable foreign currency effect, despite decreased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 29.2 billion (USD 363 million), a decrease of 88.6% from the same period last year.

Equity in income of affiliates amounted to JPY 28.6 billion (USD 355 million) for the quarter, a decrease of 19.8% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal first quarter by business segment, motorcycle unit sales totaled 2,751 thousand units, a decrease of 4.7% from the same period last year* due mainly to the exclusion of unit sales after the dissolution of a joint venture in Asia, a late of shipment, and decreased sales in North America, despite increased unit sales in other regions including South America. Unit sales excluding the shipment of parts for overseas production increased approximately 200 thousands units. Revenue from sales to external customers increased 3.2%, to JPY 330.3 billion (USD 4,092 million), from the same period last year, due mainly to increased unit sales excluding the sales of parts for overseas production, despite the unfavorable currency translation effects. Operating income totaled to JPY 44.9 billion (USD 557 million), an increase of 43.5% from the same period last year, due primarily to increased revenue, despite increased SG&A expenses and the unfavorable foreign currency effects.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 630 thousand units for the period.

Honda’s automobile unit sales totaled 547 thousand units**, a decrease of 39.2% from the same period last year due to production disruptions in all regions from the Earthquake. Revenue from sales to external customers decreased 35.1%, to JPY 1,176.9 billion (USD 14,578 million), from the same period last year due mainly to decreased unit sales and unfavorable currency translation effects. Honda reported an operating loss of JPY 76.2 billion (USD 944 million), a deterioration of JPY 225.1 billion from the same period last year, due primarily to decreased unit sales and increase in fixed cost per unit, despite decreased SG&A expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 9.1%, to JPY 135.8 billion (USD 1,682 million) from the same period last year due mainly to the unfavorable foreign currency translation effects. Operating income decreased 1.9% to JPY 53.6 billion (USD 664 million) from the same period last year due mainly to the unfavorable foreign currency effects, despite the decreased allowance for losses on credit and lease residual values.

Honda’s power product unit sales totaled 1,512 thousand units, an increase of 5.0% from the same period last year due to an increase of unit sales in Europe, Asia and Japan, despite a decrease of unit sales in North America. Revenue from sales to external customers in power product and other businesses decreased 3.6%, to JPY 71.4 billion (USD 886 million), from the same period last year, due mainly to the unfavorable currency translation effects, despite increased unit sales in power products. Operating income totaled JPY 0.2 billion (USD 3 million), an increase of JPY 0.8 billion from the same period last year due mainly to an increase of unit sales in power products.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 625.3 billion (USD 7,747 million), a decrease of 32.1% from the same period last year due mainly to decreased revenue in the automobile business mainly caused by the impact of the Earthquake. Honda reported an operating loss of JPY 45.8 billion (USD 569 million), a decrease of JPY 99.0 billion from the same period last year due mainly to the decreased production and sales and the unfavorable foreign currency effects, despite decreased SG&A expenses.

In North America, revenue decreased by 35.5%, to JPY 733.9 billion (USD 9,091 million), from the same period last year due mainly to decreased revenue from the automobile business mainly caused by the impact of the Earthquake and the unfavorable foreign currency translation effects. Operating income totaled JPY 18.5 billion (USD 229 million), a decrease of 83.3% from the corresponding period last year.

In Europe, revenue decreased by 20.5%, to JPY 150.9 billion (USD 1,869 million), from the same period last year as revenue from the automobile business decreased mainly caused by the impact of the Earthquake and the unfavorable currency translation effects, despite increased revenue from the power product and other businesses. Honda reported an operating loss of JPY 6.1 billion (USD 76 million), a decrease of JPY 10.1 billion from the same period last year.

In Asia, revenue decreased by 20.6%, to JPY 373.4 billion (USD 4,624 million), from the same period last year as revenue from the automobile business decreased mainly caused by the impact of the Earthquake and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income decreased by 43.5%, to JPY 25.1 billion (USD 311 million), from the corresponding period last year due mainly to the decreased production and sales in automobile business and the unfavorable foreign currency effects.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, despite increased sales in the motorcycle business, revenue decreased by 2.7%, to JPY 229.9 billion (USD 2,848 billion) from the same period last year due mainly to decreased sales in the automobile business mainly caused by the impact of the Earthquake and the unfavorable foreign currency translation effects. Operating income totaled JPY 15.7 billion (USD 195 million), a decrease of 22.3% from the same period last year.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 80.73=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2011.

Consolidated Statements of Balance Sheets for the Quarter Ended June 30, 2011

From March 31, 2011, total assets decreased JPY 348.6 billion (USD 4,318 million), to JPY 11,222.2 billion (USD 139,010 million) at June 30, 2011, mainly due to decreased trade accounts and notes receivable, decreased inventories and unfavorable foreign currency translation effects. From March 31, 2011, total liabilities decreased by JPY 311.5 billion (USD 3,860 million), to JPY 6,676.3 billion (USD 82,700 million) at June 30, 2011, mainly due to decreased trade accounts payable and foreign currency translation effects. From March 31, 2011, total equity decreased JPY 37.0 billion (USD 459 million), to JPY 4,545.8 billion (USD 56,310 million) due mainly to dividends paid to the shareholder and foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal First Quarter

Consolidated cash and cash equivalents at June 30, 2011 decreased by JPY 17.6 billion (USD 219 million) from March 31, 2011, to JPY 1,261.3 billion (USD 15,624 million). The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 201.6 billion (USD 2,498 million) of cash inflows for the fiscal three months ended June 30, 2011. Cash inflows from operating activities decreased by JPY 136.2 billion (USD 1,688 million) compared with the previous fiscal year due mainly to a decrease in cash received from customers primarily caused by decreased unit sales in the automobile business, despite decreased payments for parts and raw materials primarily caused by a decrease in automobile production.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 179.8 billion (USD 2,228 million) of cash outflows. Cash outflows from investing activities increased by JPY 3.6 billion (USD 45 million) compared with the previous fiscal year, due mainly to a decrease in collections of finance subsidiaries-receivables and an increase in capital expenditure, despite a decrease in acquisitions of finance subsidiaries-receivables and a decrease in purchase of operating lease assets.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 33.0 billion (USD 410 million) of cash outflows. Cash outflows from financing activities decreased by JPY 1.5 billion (USD 19 million), compared with the previous fiscal year.

Forecasts for the Fiscal Year Ending March 31, 2012

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2012, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 81 and JPY 114, respectively, for the first half of the year ending March 31, 2012, and JPY 80 and JPY 112, respectively, for the fiscal full year ending March 31, 2012.

Projected unit sales for the full year ending March 31, 2012 are shown below.

	Unit (thousands)	Changes from FY2011 (thousands)
Motorcycle business	12,705	+1,260
Automobile business	3,435	-77
Power product and Other Businesses	6,075	+566

FY2012 Forecasts for Consolidated Results

First half ending September 30, 2011

	Yen (billions)	Changes from FY 2011
Net sales and other operating revenue	3,650	-20.9%
Operating income	50	-87.4%
Income before income taxes and equity in income of affiliates	60	-85.8%
Net income attributable to Honda Motor Co., Ltd.	50	-87.8%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	27.74

Fiscal year ending March 31, 2012

	Yen (billions)	Changes from FY 2011
Net sales and other operating revenue	8,700	-2.7%
Operating income	270	-52.6%
Income before income taxes and equity in income of affiliates	285	-54.8%
Net income attributable to Honda Motor Co., Ltd.	230	-56.9%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	127.61

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2012 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	-87.2
Cost reduction, the effect of raw material cost fluctuations, etc.	-59.0
SG&A expenses, excluding currency effect	-15.0
R&D expenses	-67.5
Currency effect	-71.0

Operating income compared with fiscal year 2011	-299.7

Fair value of derivative instruments	0.0
Others	-45.7

Income before income taxes and equity in income of affiliates compared with fiscal year 2011	-345.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on August 1, 2011, resolved to make the quarterly dividend JPY 15 per share of common stock, the record date of which is June 30, 2011. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2012, is JPY 60 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Consolidated Financial Summary

For the three months ended June 30, 2010 and 2011

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2010 unaudited	Three months ended Jun. 30, 2011 unaudited
Net sales and other operating revenue	2,361,463	1,714,596
Operating income	234,443	22,579
Income before income taxes and equity in income of affiliates	256,149	29,299
Net income attributable to Honda Motor Co., Ltd.	272,487	31,797

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	150.27	17.64

U.S. Dollars (millions)
Three months ended Jun. 30, 2011 unaudited
Net sales and other operating revenue	21,239
Operating income	280
Income before income taxes and equity in income of affiliates	363
Net income attributable to Honda Motor Co., Ltd.	394

U.S. Dollars
Basic net income attributable to Honda Motor Co., Ltd. per common share	0.22

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2011 audited	Jun. 30, 2011 unaudited
Assets
Current assets:
Cash and cash equivalents	1,279,024	1,261,356
Trade accounts and notes receivable	787,691	631,210
Finance subsidiaries-receivables, net	1,131,068	1,117,312
Inventories	899,813	802,751
Deferred income taxes	202,291	197,155
Other current assets	390,160	338,770

Total current assets	4,690,047	4,348,554

Finance subsidiaries-receivables, net	2,348,913	2,332,351

Investments and advances:
Investments in and advances to affiliates	440,026	473,040
Other, including marketable equity securities	199,906	190,924

Total investments and advances	639,932	663,964

Property on operating leases:
Vehicles	1,645,517	1,622,875
Less accumulated depreciation	287,885	272,040

Net property on operating leases	1,357,632	1,350,835

Property, plant and equipment, at cost:
Land	483,654	483,468
Buildings	1,473,067	1,466,711
Machinery and equipment	3,166,353	3,183,452
Construction in progress	202,186	186,391

	5,325,260	5,320,022
Less accumulated depreciation and amortization	3,385,904	3,412,122

Net property, plant and equipment	1,939,356	1,907,900

Other assets	594,994	618,655

Total assets	11,570,874	11,222,259

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2011 audited	Jun. 30, 2011 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	1,094,740	1,123,151
Current portion of long-term debt	962,455	1,043,637
Trade payables:
Notes	25,216	22,813
Accounts	691,520	526,334
Accrued expenses	525,540	456,171
Income taxes payable	31,960	26,964
Other current liabilities	236,761	226,615

Total current liabilities	3,568,192	3,425,685

Long-term debt, excluding current portion	2,043,240	1,865,129
Other liabilities	1,376,530	1,385,550

Total liabilities	6,987,962	6,676,364

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2011 and 1,811,428,430 shares on Jun. 30, 2011	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,330	46,340
Retained earnings	5,666,539	5,671,292
Accumulated other comprehensive income (loss), net	(1,495,380)	(1,526,761)
Treasury stock, at cost 9,126,716 shares on Mar. 31, 2011 and 9,127,277 shares on Jun. 30, 2011	(26,110)	(26,112)

Total Honda Motor Co., Ltd. shareholders’ equity	4,449,975	4,423,355

Noncontrolling interests	132,937	122,540

Total equity	4,582,912	4,545,895

Commitments and contingent liabilities

Total liabilities and equity	11,570,874	11,222,259

[2] Consolidated Statements of Income

For the three months ended June 30, 2010 and 2011

	Yen (millions)
	Three months ended Jun. 30, 2010 unaudited	Three months ended Jun. 30, 2011 unaudited
Net sales and other operating revenue	2,361,463	1,714,596
Operating costs and expenses:
Cost of sales	1,684,136	1,289,640
Selling, general and administrative	324,609	292,167
Research and development	118,275	110,210

	2,127,020	1,692,017

Operating income	234,443	22,579
Other income (expenses):
Interest income	5,060	7,836
Interest expense	(2,174)	(2,544)
Other, net	18,820	1,428

	21,706	6,720

Income before income taxes and equity in income of affiliates	256,149	29,299
Income tax expense:
Current	12,500	22,478
Deferred	(1,089)	1,428

	11,411	23,906

Income before equity in income of affiliates	244,738	5,393
Equity in income of affiliates	35,691	28,638

Net income	280,429	34,031
Less: Net income attributable to noncontrolling interests	7,942	2,234

Net income attributable to Honda Motor Co., Ltd.	272,487	31,797

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	150.27	17.64

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2010 unaudited	Three months ended Jun. 30, 2011 unaudited
Cash flows from operating activities:
Net income	280,429	34,031
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	89,452	77,459
Depreciation of property on operating leases	55,934	51,679
Deferred income taxes	(1,089)	1,428
Equity in income of affiliates	(35,691)	(28,638)
Dividends from affiliates	10,752	9,806
Provision for credit and lease residual losses on finance subsidiaries-receivables	1,830	1,137
Impairment loss on investments in securities	—	193
Impairment loss on long-lived assets and goodwill excluding property on operating leases	419	—
Loss (gain) on derivative instruments, net	(34,770)	(10,434)
Decrease (increase) in assets:
Trade accounts and notes receivable	32,764	144,351
Inventories	1,483	90,193
Other current assets	49,005	70,907
Other assets	2,694	4,149
Increase (decrease) in liabilities:
Trade accounts and notes payable	(52,478)	(147,329)
Accrued expenses	(24,742)	(61,496)
Income taxes payable	41,686	(5,626)
Other current liabilities	21,592	(13,613)
Other liabilities	(82,129)	(2,014)
Other, net	(19,188)	(14,485)

Net cash provided by operating activities	337,953	201,698

Cash flows from investing activities:
Increase in investments and advances	(3,378)	(10,760)
Decrease in investments and advances	4,244	4,179
Proceeds from sales of available-for-sale securities	18	—
Payments for purchases of held-to-maturity securities	(13,800)	(9,867)
Proceeds from redemptions of held-to-maturity securities	11,510	25,366
Capital expenditures	(53,230)	(73,552)
Proceeds from sales of property, plant and equipment	4,886	8,668
Acquisitions of finance subsidiaries-receivables	(575,150)	(507,113)
Collections of finance subsidiaries-receivables	563,213	463,039
Purchases of operating lease assets	(227,094)	(186,481)
Proceeds from sales of operating lease assets	112,572	106,680

Net cash used in investing activities	(176,209)	(179,841)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Three months ended Jun. 30, 2010 audited	Three months ended Jun. 30, 2011 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	80,349	50,500
Proceeds from long-term debt	165,203	185,827
Repayment of long-term debt	(240,834)	(229,805)
Dividends paid	(21,775)	(27,034)
Dividends paid to noncontrolling interests	(7,704)	(12,548)
Sales (purchases) of treasury stock, net	(9,809)	(2)

Net cash provided by (used in) financing activities	(34,570)	(33,062)

Effect of exchange rate changes on cash and cash equivalents	(42,954)	(6,463)

Net change in cash and cash equivalents	84,220	(17,668)

Cash and cash equivalents at beginning of the year	1,119,902	1,279,024

Cash and cash equivalents at end of the period	1,204,122	1,261,356

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	320,244	1,813,033	149,487	74,170	2,356,934	—	4,529	2,361,463
Intersegment	—	1,401	3,081	7,081	11,563	(11,563)	—	—

Total	320,244	1,814,434	152,568	81,251	2,368,497	(11,563)	4,529	2,361,463

Segment income (loss)	31,317	148,937	54,642	(581)	234,315	—	128	234,443

Assets	972,499	4,894,088	5,558,046	298,658	11,723,291	(231,588)	8,551	11,500,254
Depreciation and amortization	10,377	75,689	56,319	3,001	145,386	—	—	145,386
Capital expenditures	7,728	36,671	227,362	1,185	272,946	—	—	272,946

As of and for the three months ended June 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	330,364	1,176,913	135,823	71,496	1,714,596	—	—	1,714,596
Intersegment	—	1,915	2,806	4,975	9,696	(9,696)	—	—

Total	330,364	1,178,828	138,629	76,471	1,724,292	(9,696)	—	1,714,596

Segment income (loss)	44,933	(76,228)	53,614	260	22,579	—	—	22,579

Assets	1,065,166	4,473,884	5,445,704	353,722	11,338,476	(116,217)	—	11,222,259
Depreciation and amortization	9,712	64,936	52,061	2,429	129,138	—	—	129,138
Capital expenditures	11,182	50,067	187,244	2,010	250,503	—	—	250,503

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 348,160 million as of June 30, 2010 and JPY 354,296 million as of June 30, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 55,934 million for the three months ended June 30, 2010 and JPY 51,679 million for the three months ended June 30, 2011, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 227,094 million for the three months ended June 30, 2010 and JPY 186,481 million for the three months ended June 30, 2011 respectively, of purchase of operating lease assets.

5.	For further information on other adjustments, refer to [8] Out-of-period adjustments. The amount of out-of-period adjustments are not used by the chief operating decision maker in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, Honda adjusted the amount in Power product and other businesses for the three months ended June 30, 2010. The adjustments are included in Other Adjustments.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	464,830	1,085,434	171,951	408,700	226,019	2,356,934	—	4,529	2,361,463
Transfers between geographic areas	456,736	52,408	17,885	61,538	10,307	598,874	(598,874)	—	—

Total	921,566	1,137,842	189,836	470,238	236,326	2,955,808	(598,874)	4,529	2,361,463

Operating income (loss)	53,139	110,787	4,071	44,435	20,252	232,684	1,631	128	234,443

Assets	2,945,424	6,234,090	517,653	1,080,229	636,244	11,413,640	78,063	8,551	11,500,254
Long-lived assets	1,088,535	1,811,576	98,397	230,184	155,709	3,384,401	—	—	3,384,401

As of and for the three months ended June 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	338,598	691,849	136,600	321,757	225,792	1,714,596	—	—	1,714,596
Transfers between geographic areas	286,778	42,093	14,313	51,695	4,131	399,010	(399,010)	—	—

Total	625,376	733,942	150,913	373,452	229,923	2,113,606	(399,010)	—	1,714,596

Operating income (loss)	(45,898)	18,512	(6,100)	25,107	15,744	7,365	15,214	—	22,579

Assets	2,860,699	6,022,027	490,959	1,016,487	689,407	11,079,579	142,680	—	11,222,259
Long-lived assets	1,041,330	1,820,632	105,220	230,674	152,075	3,349,931	—	—	3,349,931

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 348,160 million as of June 30, 2010 and JPY 354,296 million as of June 30, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	For further information on other adjustments, refer to [8] Out-of-period adjustments. Honda adjusted the amount in Japan for the three months ended June 30, 2010. The adjustments are included in Other Adjustments.

[7] Income Taxes

Proportion of adjustments for unrecognized tax benefits to income before income taxes and equity in income of affiliates increases for the three months ended June 30, 2011. Due primarily to the item, the effective tax rate of Honda for the three months ended June 30, 2011 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2012.

[8] Out-of-period adjustments

During the three months ended December 31, 2010, certain overstatements were found in trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. In the Company’s consolidated statements of income for the three months ended December 31, 2010, the Company adjusted net sales and other operating revenue amounted to JPY 4,529 million and operating income amounted to JPY 128 million overstated in the Company’s consolidated statements of income for the three months ended June 30, 2010, in conjunction with the overstatements for the three months ended September 30, 2010 and the related cumulative loss amounted to JPY 14,123 million as of March 31, 2010. Honda believes that these overstatements are immaterial to the Company’s consolidated financial statements or results of operations in prior periods.

[Translation]

August 1, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning the Forecasts for Consolidated Financial Results

of the First Half of the Fiscal Year Ending March 31, 2012,

and Revision of Forecasts for Consolidated and Unconsolidated Financial Results

of the Fiscal Year Ending March 31, 2012

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on August 1, 2011, resolved forecasts for consolidated financial results for the first half of the fiscal year ending March 31, 2012, which the Company was unable to announce on the occasion of the announcement on April 28, 2011 of consolidated financial results of the fiscal year ended March 31, 2011.

The Company also revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2012 that were announced on June 14, 2011, based on various factors such as recent trends in the Company’s financial results.

Particulars

1.	Forecast for Consolidated Financial Results of the First Half of the Fiscal Year Ending March 31, 2012

	(Millions of Yen, except net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced on April 28, 2011 (A)	—	—	—	—	—
Forecast announced on August 1, 2011 (B)	3,650,000	50,000	60,000	50,000	27.74
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results of the half of the fiscal year ended March 31, 2011	4,613,374	397,916	422,353	408,416	255.66

Basis for this Timing of Announcement of the Forecast for Consolidated Financial Results of the First Half of the Fiscal Year Ending March 31, 2012

The Company was unable to reasonably calculate forecasts for the consolidated financial results for the first half of the fiscal year ending March 31, 2012 due to the impact of the Great East Japan Earthquake that occurred on March 11, 2011. However, based on various factors such as recent environment and trends in the Company’s financial results, the Company hereby announces its forecasts for the consolidated financial results for the first half of the fiscal year ending March 31, 2012, as above.

2.	Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2012

Consolidated Financial Results

	(Millions of Yen, except net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced on June 14, 2011 (A)	8,300,000	200,000	215,000	195,000	108.19
Forecast announced on August 1, 2011 (B)	8,700,000	270,000	285,000	230,000	127.61
Change (B-A)	400,000	70,000	70,000	35,000	—
Percentage change (%)	4.8	35.0	32.6	17.9	—
(Reference) Results of the fiscal year ended March 31, 2011	8,936,867	569,775	630,548	534,088	295.67

Basis for Revision of Forecast for Consolidated Financial Results of the Fiscal Year Ending March 31, 2012

Due to factors such as an increase of unit sales in automobile business from the previous forecast based on the improved outlook on recovery of component supply, consolidated operating income, income before income taxes and equity in income of affiliates, and net income attributable to Honda Motor Co., Ltd. are now expected to exceed the forecast announced on June 14, 2011.

Unconsolidated Financial Results

	(Millions of Yen, except net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced on June 14, 2011 (A)	2,720,000	-200,000	-40,000	15,000	8.32
Forecast revised on August 1, 2011 (B)	2,900,000	-180,000	-10,000	40,000	22.19
Change (B-A)	180,000	20,000	30,000	25,000	—
Percentage change (%)	6.6	—	—	166.7	—
(Reference) Results of the fiscal year ended March 31, 2011	2,915,416	13,994	229,769	86,657	47.97

Basis for Revision of Forecast for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2012

Due to factors such as an increase of unit sales in automobile business from the previous forecast based on the improved outlook on recovery of component supply, operating income, ordinary income and net income are now expected to exceed the forecast announced on June 14, 2011.

*	For more detail, please refer to the Company’s investor relations website (URL http://world.honda.com/investors/).

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.